UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                           RECOVERY ENGINEERING, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   756269 10 6
                           --------------------------
                                 (CUSIP Number)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13G

CUSIP No. 756269 10 6
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         and S.S. or I.R.S. Identification No. of Above Persons:

                  Wanner Engineering, Inc.           E.I.N.: **-*******

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group

                                                        (a)      [     ]
                                                        (b)      [     ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization

                  Minnesota corporation

--------------------------------------------------------------------------------
Number of         (5)      Sole Voting Power                 596,100 shares
Shares            --------------------------------------------------------------
Beneficially      (6)      Shared Voting Power               -0- shares
Owned by          --------------------------------------------------------------
Each              (7)      Sole Dispositive Power            596,100 shares
Reporting         --------------------------------------------------------------
Person With:      (8)      Shared Dispositive Power          -0- shares

--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  596,100 shares

--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]
         (See instructions)

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

                  13.1%

--------------------------------------------------------------------------------
(12)     Type of Reporting Person

                  CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 756269 10 6
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         and S.S. or I.R.S. Identification No. of Above Persons:

                  William F. Wanner, Jr.             S.S.N.: ***-**-****

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group

                                                        (a)      [     ]
                                                        (b)      [     ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization

                  United States of America

--------------------------------------------------------------------------------
Number of         (5)      Sole Voting Power                     61,850 shares
Shares            --------------------------------------------------------------
Beneficially      (6)      Shared Voting Power                   598,300 shares
Owned by          --------------------------------------------------------------
Each              (7)      Sole Dispositive Power                61,850 shares
Reporting         --------------------------------------------------------------
Person With:      (8)      Shared Dispositive Power              598,300 shares

--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  660,150 shares

--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]
         (See instructions)

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

                  14.5%

--------------------------------------------------------------------------------
(12)     Type of Reporting Person

                  IN

--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER

                  Recovery Engineering, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  9300 North 75th Avenue
                  Minneapolis, MN 55428

ITEM 2(a).        NAME OF PERSON FILING

                  Wanner Engineering, Inc.
                  William F. Wanner, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  1204 Chestnut Avenue
                  Minneapolis, MN 55403

ITEM 2(c).        CITIZENSHIP

                  Wanner Engineering, Inc. -- Minnesota corporation William F. Wanner, Jr. -- United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 par value

ITEM 2(d).        CUSIP NO.

                  756269 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

[ ]  (a)      Broker or Dealer registered under Section 15 of the Act;

[ ]  (b)      Bank as defined in Section 3(a)(6) of the Act;

[ ]  (c)      Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]  (d)      Investment Company registered under Section 8 of the Investment
              Company Act;

[ ]  (e)      Investment Adviser registered under Section 203 of the Investment
              Advisers Act of 1940;

[ ]  (f)      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]  (g)      Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
              (Note: See Item 7); or

[ ]  (h)      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

              Not applicable.

ITEM 4.       OWNERSHIP

     WANNER ENGINEERING, INC.:

     The following information is provided as of December 31, 1997:

     (a)  Amount Beneficially Owned:                              596,100 shares

     (b)  Percent of Class:                                                13.1%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:          596,100 shares

          (ii) Shared power to vote or to direct the vote             -0- shares

          (iii) Sole power to dispose or to direct the
                disposition of:                                   596,100 shares

          (iv) Shared power to dispose or to direct the
               disposition of:                                        -0- shares

     WILLIAM F. WANNER, JR.:

     The following information is provided as of December 31, 1997:

     (a)  Amount Beneficially Owned:                              660,150 shares

     (b)  Percent of Class:                                                14.5%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:         * 61,850 shares

          (ii) Shared power to vote or to direct the vote      ** 598,300 shares

          (iii) Sole power to dispose or to direct the
                disposition of:                                  * 61,850 shares

          (iv) Shared power to dispose or to direct the
               disposition of:                                 ** 598,300 shares


* Includes 10,000 shares that could be acquired within 60 days upon exercise of stock options.

** Includes 596,100 shares owned by Wanner Engineering, Inc., of which Mr. Wanner is Chief Executive Officer, a director and principal shareholder. Also includes 2,200 shares held by Mr. Wanner as trustee of three trusts for the benefit of his children.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998

                                              WANNER ENGINEERING, INC.

                                              By  /s/ WILLIAM F. WANNER, JR.
                                                  ------------------------------
                                                       William F. Wanner, Jr.
                                                       Chief Executive Officer

                                              /s/ WILLIAM F. WANNER, JR.
                                              ----------------------------------
                                              William F. Wanner, Jr.